UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Benefitfocus, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

08180D106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 08180D106

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Mason R. Holland, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 423,734(1)
	6.	Shared Voting Power 2,451,921
	7.	Sole Dispositive Power 423,734(1)
	8.	Shared Dispositive Power 2,451,921
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,875,655
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 11.6%(2)
12.	Type of Reporting Person IN

(1)	Consists of (a) 5 shares of Common Stock held as custodian for minor son and (b) 423,729 shares of Common Stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2013.
(2)	Based on 24,463,854 shares of Common Stock outstanding as of November 1, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.

CUSIP No. 08180D106

Item 1(a)	Name of Issuer

Benefitfocus, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

100 Benefitfocus Way

Charleston, South Carolina 29492

Item 2(a)	Name of Person Filing

Mason R. Holland, Jr.

Item 2(b)	Address of Principal Business Office, or if none, Residence

c/o Benefitfocus, Inc.

100 Benefitfocus Way

Charleston, South Carolina 29492

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2(e)	CUSIP Number

08180D106

CUSIP No. 08180D106

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned

As of the date hereof, the Reporting Person beneficially owns an aggregate of 2,875,655 shares of Common Stock, consisting of (i) 5 shares of Common Stock held by the Reporting Person as custodian for minor son, (ii) 2,451,921 shares of Common Stock held by the Holland Family Trust and (iii) 423,729 shares of Common Stock issuable upon the exercise of options held by the Reporting Person exercisable in the next 60 days.

Percent of Class

11.6%, based on 24,463,854 shares of Common Stock of the Issuer outstanding as of November 1, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013 provided by the Issuer.

(b)	Number of shares as to which the person has;

(i)	sole power to vote or direct the vote: 423,734

(ii)	shared power to vote or direct the vote: 2,451,921

(iii)	sole power to dispose or direct the disposition of: 423,734

(iv)	shared power to dispose or direct the disposition of: 2,451,921

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

CUSIP No. 08180D106

Item 8.	Identification and Classification of Members of the Group

The Reporting Person is a party to a Second Amended and Restated Voting Agreement by and among Benefitfocus, Inc. (the “Company”), Oak Investment Partners XII, Limited Partnership (“Oak”), Shawn Jenkins, and GS Capital Partners VI Parallel, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Fund, L.P. and GS Capital Partners VI GmbH & CO. KG (collectively, the “GS Investing Entities”) (the “Voting Agreement”).

The Voting Agreement provides that, with respect to election for directors, each party thereto agrees to vote his, her or its shares in favor of: (i) two individuals nominated by GS Capital Partners VI Parallel, L.P., for as long as The Goldman Sachs Group, Inc. (“GS Group”) and its affiliates hold 10% or more of the fully diluted equity interest in the Company, (ii) one individual nominated by Oak for as long as Oak and its affiliates hold 5% or more of the fully diluted equity interest in the Company, and (iii) for each of the Reporting Person and Mr. Jenkins as long as each holds shares equal to or in excess of 50% of the number of shares each beneficially held upon entering into the Voting Agreement. Additionally, the Voting Agreement provides that each party thereto agrees not to vote for the removal of the foregoing directors unless such removal is directed or approved by the party that nominated such director. The Voting Agreement also provides that so long as a nominee of GS Group or its affiliate serves as one of the Company’s directors and to the extent permitted by the rules of the NASDAQ Stock Market, that director has a right to serve on the Company’s nominating and corporate governance and compensation committees; this right will terminate when (i) the Company ceases to be a “controlled company” under the NASDAQ Stock Market listing rules or (ii) an affiliate of GS Group ceases to be, either alone or as part of a group, a stockholder of the Company whose beneficial ownership of the Company’s voting stock results in the Company being a “controlled company,” whichever event occurs first. The Voting Agreement will terminate on September 23, 2018, and will terminate as to any party at such time as such party no longer has a right to nominate a director pursuant to the Voting Agreement.

The aggregate number of shares of the Company’s Common Stock beneficially owned collectively by the GS Investing Entities, Oak, the Reporting Person and Mr. Jenkins, based on available information, is 19,638,127, which represents approximately 76.3% of the Company’s outstanding Common Stock (including shares issuable upon exercise of outstanding options that are immediately exercisable).

The share ownership reported for the Reporting Person does not include any shares of the Company’s Common Stock, par value $0.001 per share, beneficially owned by the other parties to the Voting Agreement, except to the extent disclosed in this Schedule 13G. The Reporting Person disclaims beneficial ownership of any shares for the Company’s Common Stock, par value $0.001 per share, beneficially owned by the other parties to the Voting Agreement, except to the extent disclosed in this Schedule 13G.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 08180D106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

/s/ Mason R. Holland, Jr.
Mason R. Holland, Jr.